SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended September, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

BP p.l.c. received on 24 September 2012 from The Capital Group Companies, Inc. a notification of their interest in BP ordinary shares and American Depositary Receipts dated 4 September 2012.  The disclosure of their interest in accordance with DTR5 is below.  This notice is given in fulfillment of BP p.l.c's obligation under DTR 5.8.12.

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	BP p.l.c.
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
Due to a company reorganization, Capital Research and Management Company ("CRMC") and Capital Group International, Inc. ("CGII") will no longer report relevant holdings under management separately.  Instead the relevant holdings under management by CRMC and CGII will be reported in aggregate by The Capital Group Companies, Inc. ("CGC").  It is solely for this reason (and not as a result of any additional acquisition or disposal) that CGC is reporting this aggregated holding to the issuer.
x
3. Full name of person(s) subject to the notification obligation: iii	The Capital Group Companies, Inc.
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: v	1 September 2012
6. Date on which issuer notified:	24 September 2012
7. Threshold(s) that is/are crossed or reached: vi, vii	Above 3%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Indirect	Direct xi	Indirect xii	Direct	Indirect
	609,649,091	609,649,091	609,649,091		609,649,091		3.19885%
Ordinary shares (GB0007980591)
American Depositary Receipts (US0556221044)	9,998,162 ADRs	59,988,972	9,998,162 ADRs		59,988,972		0.31476%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights
N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
N/A						Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
669,638,063			3.5136%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

                                                                                                           Number of shares            Percentage
The Capital Group Companies, Inc. ("CG" holdings)                       669,638,063                  3.5136%

Holdings broken down:
Capital Guardian Trust Company                                                          49,854                          0.0003%
Capital Research and Management Company                                   669,588,209                  3.5133%

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N/A
14. Contact name:	Hannah Ashdown
15. Contact telephone number:	0207 496 4531

Note: Annex should only be submitted to the FSA not the issuer
Annex: Notification of major interests in share

A: Identity of the persons or legal entity subject to the notification obligation
Full name (including legal form of legal entities)	The Capital Group Companies, Inc.
Contact address (registered office for legal entities)	333 South Hope Street, 55th Floor, Los Angeles, California 90071
Phone number & email	(213) 615 0469 GRGroup@capgroup.com
Other useful information (at least legal representative for legal persons)

B: Identity of the notifier, if applicable
Full name	Gina Martinez
Contact address	333 South Hope Street, 55th Floor, Los Angeles, California 90071
Phone number & email	(213) 615 0469
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	Fax: (213) 615 4056

C: Additional information
Due to a company reorganization, Capital Research and Management Company ("CRMC") and Capital Group International, Inc. ("CGII") will no longer report relevant holdings under management separately.  With effect from 1 September 2012, the holdings under management of CRMC and CGII will be reported in aggregate by the group's parent company, The Capital Group Companies, Inc.

For notes on how to complete form TR-1 please see the FSA website.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 26 September 2012

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary